12500 West Creek Parkway | Richmond, VA 23238

April 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Angela Lumley

Rufus Decker

Re: Performance Food Group Co

Form 10-K for Fiscal Year Ended July 2, 2022

Filed August 19, 2022

File No. 001-37578

Dear Ms. Lumley and Mr. Decker:

This letter sets forth the responses of Performance Food Group Company (the “Registrant”) to the comments set forth in the comment letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated April 11, 2023 (the “comment letter”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended July 2, 2022. For your convenience, the comments provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for Fiscal Year Ended July 2, 2022

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 50

1. Please tell us if the bank accounts that have outstanding checks in excess of deposits are linked to a bank overdraft credit facility or have a similar arrangement in place. If so, also tell us:

•
whether the bank can turn checks presented for payment in excess of deposits into legal liabilities without further action by you and

•
why outstanding checks in excess of deposits are not presented as debt on your balance sheet with changes between periods classified as financing activities in the statement of cash flows. Refer to ASC 230-10-45-14.

Response: The Registrant acknowledges the Staff’s comment and notes to the Staff that the Registrant’s bank accounts that have outstanding checks in excess of deposits are not linked to a bank overdraft credit facility or similar arrangement. The Registrant’s outstanding checks in excess of deposits are book overdrafts that result in a credit cash balance in the general ledger and are then reinstated in accounts payable. The classification guidance in ASC 230-10-45-14 applies to bank overdrafts and requires a company to present net changes in bank overdrafts as a financing activity in the statement of cash flows. However, if a company is in a book overdraft position, but has a positive bank account balance, as is the case with the Registrant as of the balance sheet dates, the Registrant determined it appropriate to show the net change during the period as an operating activity on the statement of cash flows. Such reporting is analogous to the presentation of accounts payable on the statement of cash flows. This position is further supported by the fact that at the time of the book overdraft, the Registrant has no financing activity with the bank since the bank has not extended credit as would be the case if the bank account were overdrawn which would represent proceeds from short-term borrowings as defined in ASC 230-10-45-14. The presentation of book overdrafts as either an operating or a financing cash flow activity is an accounting policy decision that should be applied consistently. The Registrant has consistently presented changes in accounts payable, including book overdrafts, in the operating section of the statement of cash flows.

Supplemental Disclosures of Non-cash Transactions, page 51

2. Please tell us and disclose in your Forms 10-K and 10-Q the amounts of non-cash property, plant and equipment additions in each period presented (e.g., amounts accrued for capital expenditures that should be excluded from investing cash outflows in the current period so that cash flows reflect only payments that have occurred). Please also confirm that these non-cash property, plant and equipment additions were not reflected in the purchases of property, plant and equipment line item of your statements of cash flows until the later period that the cash payment was made. Refer to ASC 230-10-45-13 and ASC 230-10-50-3 through 50-4.

Response: The Registrant acknowledges the Staff’s comment and notes to the Staff that, when material, the Registrant discloses in its Forms 10-K and 10-Q the amounts of non-cash property, plant and equipment additions for each period presented. For each period presented in the Registrant’s Forms 10-K and 10-Q where amounts of non-cash property, plant and equipment additions are not disclosed, the Registrant concluded the accrued capital expenditures were immaterial to the consolidated financial statements. For fiscal 2022, accrued capital expenditures represented 0.8% of purchases of property, plant and equipment, and for all other periods presented in the Registrant’s Form 10-K for the year ended July 2, 2022 and Forms10-Q for quarterly periods in fiscal 2022 and fiscal 2023 year-to-date, accrued capital expenditures were less than 1.6% of purchases. Additionally, given the immateriality of the amounts, the non-cash property, plant and equipment additions are reflected in the purchases of property, plant and equipment line item in the statements of cash flows. To ensure adequate internal controls over financial reporting with respect to the preparation of the statement of cash flows and supplementary disclosures, the Registrant reviews details of additions to property, plant and equipment and quantifies the amount related to accruals for capital expenditures. The Registrant has consistently applied the approach that any material accrued capital expenditures within the total purchases of property, plant and equipment line item are adjusted out of additions, and non-cash supplemental disclosures are included as required in ASC 230-10-50-3 through 50-4.

If you or any other member of the Staff should have any further comments or questions regarding these responses, please feel free to contact the undersigned by phone at (303) 662-7479.

Sincerely,

/s/ H. Patrick Hatcher

H. Patrick Hatcher

Executive Vice President and

Chief Financial Officer